EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended February 3, 2007 and for the three quarters ended November 10, 2007 and November 4, 2006.

	Three Quarters Ended		Fiscal Years Ended
	November 10,	November 4,	February 3,	January 28,	January 29,	January 31,	February 1,
	2007	2006	2007	2006	2005	2004	2003
	(40 weeks)	(40 weeks)	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense	$1,312	$1,170	$1,748	$1,525	$286	$739	$1,950
Fixed charges	650	659	870	895	950	983	1,000
Capitalized interest	(11)	(10)	(13)	(7)	(5)	(5)	(5)
Pre-tax earnings before fixed charges	$1,951	$1,819	$2,605	$2,413	$1,231	$1,717	$2,945

Fixed charges:
Interest	$372	$381	$501	$518	$562	$609	$624
Portion of rental payments deemed to be
interest	278	278	370	377	388	374	376

Total fixed charges	$650	$659	$871	$895	$950	$983	$1,000
Ratio of earnings to fixed charges	3.0	2.8	3.0	2.7	1.3	1.7	2.9